PDC 2004-2006 DRILLING PROGRAM

SUPPLEMENT DATED AUGUST 17, 2005
TO PROSPECTUS DATED JULY 18, 2005

ATTENTION PDC 2005-C LIMITED PARTNERSHIP INVESTORS

By this Supplement, PDC 2004-2006 Drilling Program, which we refer to as the "Program," amends its prospectus dated July 18, 2005 (the "Prospectus"). Petroleum Development Corporation (NASDAQ/NMS trading symbol "PETD"), which we refer to below as "PDC," is the managing general partner of each of the Program's limited partnerships, including PDC 2005-C Limited Partnership, which we refer to as the "Partnership." The amendment is as follows.

PDC's Failure to File Form 10-Q Timely. On August 15, 2005, PDC announced that the filing of its quarterly report on Form 10-Q for June 30, 2005 would be delayed to allow PDC and its independent registered public accounting firm to complete a comprehensive review of PDC's derivative accounting under Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). PDC uses derivative instruments as a means of reducing financial exposure to fluctuating oil and gas prices. Changes in the fair value of derivatives classified as cash flow hedges ("Hedges") from period to period are included in the balance sheet as increases and decreases to Accumulated Other Comprehensive Income ("AOCI") under FAS 133. This Hedge accounting treatment is allowed for certain derivatives, including the types of derivatives used by PDC to reduce exposure to changes in oil and gas prices associated with the sale of oil and gas production and for its natural gas marketing operations. In order to qualify for that treatment, specific standards and documentation requirements must be met. Based on its evaluation to date, management of PDC believes that certain of its derivative positions which have been accounted for as Hedges do not qualify for Hedge accounting treatment. To the extent that this determination is correct, changes in the fair value of the derivatives will be required to be expensed or charged to revenue during the period of the change. Management of PDC believes that such treatment will have no material impact on PDC's operating cash flows, cash position, or compliance with the covenants of its credit agreements.

As a part of its preparation of its second quarter financial statements, PDC undertook a review of its accounting for oil and gas derivatives. PDC believed that its longstanding derivative accounting treatment was permitted under FAS 133. However, following discussions with KPMG, LLP, PDC's independent registered public accounting firm, and after a review of the applicable derivative accounting rules, PDC's accounting policies and documentation of PDC's derivative accounting records, management of PDC determined that certain of PDC's derivatives do not qualify for Hedge accounting under FAS 133. Management of PDC reported its determination to the audit committee and with the approval of the committee postponed the filing of its second quarter Form 10-Q until the appropriate accounting can be determined and completed.

The primary effect of a change in classification of the derivative instrument will be the inclusion of any increases or decreases in the fair value of non-terminated derivative instruments in the calculation of PDC's net income for the period in which the increases or decreases in the fair value occur. Under the previous accounting treatment increases and decreases in the fair values of continuing derivative instruments were recorded in AOCI, and did not increase or decrease the net income for the period.

PDC currently anticipates that it could require as much as four to six weeks to complete the evaluation of PDC's derivatives, to determine the impact on PDC's financial statements, and to allow KPMG to complete any required review of the Financial Statements. Until completion of the evaluation, PDC is unable to determine whether or not the impact of the review will have a material effect upon PDC's net income.

NASDAQ's Staff Determination to Delist PDC Stock. On August 17, 2005, PDC announced that on August 16, 2005, PDC received a notice from the staff of the NASDAQ Stock Market indicating that PDC is subject to potential delisting from the NASDAQ National Market as a result of PDC's failure to file its quarterly financial statements on Form 10-Q for the quarter ended June 30, 2005 in a timely fashion as required under NASDAQ Marketplace Rule 4310(c)(14). The receipt of the notice does not result in immediate delisting of PDC's common stock.

PDC will file a request for a hearing to appear before a NASDAQ Listing Qualifications Panel to appeal the NASDAQ's staff determination. The request of the hearing will stay the potential delisting until the appeal has been heard and the panel has rendered its decision. Starting August 18, 2005, PDC's stock will trade with the modified ticker symbol "PETDE" to indicate its delinquent filing status. There can be no assurance that the NASDAQ Listing Qualification Panel will grant PDC request for continued listing until the Form 10-Q is filed.

Closing of Offering of PDC 2005-C Limited Partnership. All subscriptions received from investors for purchase of Additional General Partnership Interests and Limited Partnership Interests in the Partnership will be deposited into the Program's escrow account with BB&T Bank. PDC as managing general partner of the Partnership will not close the Partnership and distribute the subscription funds to the Partnership (the minimum subscriptions having been received) until PDC has filed with the SEC all of its required reports and financial statements.

Revocability of Subscription. Following PDC's filing of its Form 10-Q for the quarter ended June 30, 2005, and other periodic reports that might be amended because the PDC financial statements might be restated, PDC will offer each investor whose subscription funds are being held in escrow the opportunity to rescind his or her investment and receive his or her full subscription funds back from the escrow account, with any interest earned thereon. PDC will advise each investor, either directly or through his or her broker, that PDC has filed its Form 10-Q and, if appropriate, has amended and re-filed other specified periodic reports. PDC in its letter to the investors will direct them to complete the rescission form and return the completed, signed and dated form to PDC promptly to advise PDC of their determination to confirm their investment in the Partnership or to request the prompt return of their subscription funds.

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